FIDELITY BOND COVERAGE

I, Steven M. Kleiman, being the Secretary of the Zazove
Convertible Securities Fund, Inc. (the "Fund") duly organized and validly existing under the laws of Maryland, and having a principal place of business at 1001 Tahoe Blvd., Incline Village, NV (the "Company"), hereby certify that on December 16, 2021 the Board of Directors of the Corporation resolved as follows:

WHEREAS, the Investment Company Act of 1940 ("ICA") Rule 17g-1 provides that a registered investment company shall maintain a bond, which shall be issued by a respectable fidelity insurance company, against larceny and embezzlement, covering each officer and employee of the investment company, who may have access to securities or funds of the investment company;

WHEREAS, ICA Rule 17g-1(d) provides for certain minimum fidelity bond coverage based upon the investment company's gross assets, and

WHEREAS, the Fund's fidelity bond coverage is currently set at $500,000, which will ensure adequate coverage until the Fund's gross assets reach $100 million.

WHEREAS, the fidelity bond policy currently in place is a standard Investment Company Blanket Bond issued by Federal Insurance
Company which is an affiliate of Chubb Group of Insurance Companies (Bond No: 82302697).

RESOLVED, the Officers of the Fund will work diligently to renew the fidelity bond policy currently in place on a timely basis for 2021 and make all required filings under the ICA. A copy of the Declarations from the current policy is attached.


IN WITNESS WHEREOF, I have hereunto set my hand to be affixed on this 16th day of December 2021.


//Steven M. Kleiman//
Name:  Steven M. Kleiman
Title:	Secretary, Treasurer